Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

November 5, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Christian Windsor

Special Counsel

Re:	WashingtonFirst Bankshares, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed September 24, 2012

File Number 333-183255

Ladies and Gentlemen:

On behalf of WashingtonFirst Bankshares, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Amendment No. 1 to the Registration Statement contained in a letter from Christian Windsor to Shaza L. Andersen of the Company, dated October 26, 2012. The Company is filing today an Amendment No. 2 to the Registration Statement, including the responses described herein. For your convenience, we will hand deliver to the staff four copies of this letter and Amendment No. 2 to the Registration Statement marked to show all changes made to the previously amended Registration Statement (the “Amendment”) and two unmarked copies of Amendment No. 2 to the Registration Statement.

For the staff’s convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the October 26 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meaning as set forth in the Registration Statement. The Company has endeavored to respond fully to each of the staff’s comments. Page references in the Company’s responses refer to the applicable pages in the Amendment.

Securities and Exchange Commission

November 5, 2012

General

1.	We note your response to comment 1. Please revise your disclosure as follows:

•	reconcile your statement on page 24 that you “may take advantage of certain exemptions” with your statement on page 168 that “WashingtonFirst intends to avail itself of all of these exemptions;” and

Response: The staff is directed to the sections captioned “Emerging Growth Company” on each of pages 28, 177 and 181, which have been revised to clarify that WashingtonFirst intends to avail itself of all of these exemptions. The disclosure in each location has also been revised to clarify the application of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) provision relating to the timing of the adoption of new or revised financial accounting standards, as directed by the staff.

•

as we requested, revise your risk factor on page 43 to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: Please see the risk factor beginning on page 47, which has been revised to include an additional paragraph concerning WashingtonFirst’s JOBS Act election, including the disclosure requested by the staff.

Cover Page of Joint Proxy Statement/Prospectus

2.	We note your response to comment 2. Please revise consistent with Item 501 as follows:

•

revise the third paragraph and the notices to disclose that the price depends on whether the shareholder equity of Alliance declines by ten percent from December 31, 2011 and the current per share price based on that variable;

Response: Please refer to new paragraphs three and five of the joint letter to shareholders, which contain a detailed description of the price adjustment mechanism in the merger agreement, along with the additional disclosures requested by the staff. Similar disclosure has been included in the shareholder meeting notices of both WashingtonFirst and Alliance.

Securities and Exchange Commission

November 5, 2012

•

as we requested, revise the fourth paragraph to disclose the number of shares and price per share and the aggregate price that you are selling as part of your “capital raising activities associated with the merger;” and

Response: As discussed with the staff, participants in WashingtonFirst’s capital raising activities have agreed to purchase fixed dollar amounts of stock, with the number of shares and the price per share of the stock to be determined after closing the merger. The price per share will be equal to the unaudited tangible book value per share of WashingtonFirst as of the month-end immediately preceding the month in which the merger is consummated, adjusted to give effect to the merger but without taking into account certain expenses in the offerings to the investors. The number of shares will be the quotient obtained by dividing the fixed dollar amount which the investor has agreed to invest by the price per share determined as described above. Accordingly, it is not possible to provide prior to the closing of the merger the number of shares and price per share in the capital raising transactions.

As discussed with the staff, however, old paragraph four (now paragraph six) of the joint letter to shareholders has been revised to include a statement of the aggregate amount of proceeds expected to be received from the capital raising activities. In addition, since it is not possible to provide the number of shares and price per share requested by the staff, new paragraph seven has been added to the joint letter to shareholders, which contains a detailed description of how the price per share and number of shares to be sold in the capital raising transaction will be determined. It also includes a statement of what the number of shares and the price per share would be if such calculation were made as of October 31, 2012. This paragraph also clarifies that the shares to be issued to the participants in the capital raising transactions will be restricted securities, subject to the holding period and other requirements of Rule 144.

In addition, similar disclosure has been added on pages 15-16, 26 and 172 in response to this comment.

•

revise the fourth paragraph and throughout the document (including page 2 and 13) to clarify that the percentages are based on the assumption that you only sell the minimum of $20 million of common stock required under the merger agreement but that these percentages may be substantially lower if you sell more shares since you already have commitments for $37 million of common stock and you may be required by bank regulators to sell more stock as a condition to approving the merger.

Securities and Exchange Commission

November 5, 2012

Response: Please see old paragraph four (new paragraph six) of the joint letter to shareholders and pages 15 and 34-35, which have been revised to clarify that the percentages are based on the assumption that WashingtonFirst will raise only $23.3 million in the capital raising transactions out of available capital commitments of $30.8 million, and that the percentage ownership of WashingtonFirst held by its existing shareholders and the former shareholders of Alliance could be decreased, and could be decreased significantly, if WashingtonFirst were to accept all of the $30.8 million in capital commitments available to it. In addition, the disclosure has been revised to clarify that bank regulatory authorities may require WashingtonFirst to raise capital in amounts in excess of $23.3 million. These disclosures also contain a statement that WashingtonFirst does not intend to raise more than $23.3 million in additional capital in the capital raising transactions.

Questions and Answers about the Merger, page 1

3.	We note your response to comment 6. As we requested, disclose the dilutive effects of the issuance of all 25 million shares that you seek authority for on current shareholders.

Response: The response in the Questions and Answers concerning the Authorized Share Amendment commencing on page 4 has been substantially expanded to include, among other things, the statement that if all of the 25 million shares for which WashingtonFirst seeks additional authorization were issued at one time, current shareholders of WashingtonFirst would experience voting dilution of approximately 86%, assuming the merger does not occur.

In addition, disclose the number of authorized, issued and unissued shares currently and the same data if the proposal were to be approved.

Response: The response in the Questions and Answers concerning the Authorized Share Amendment commencing on page 4 has been revised to disclose the number of currently authorized, issued and unissued shares and the same data if the Authorized Share Amendment were to be approved, assuming the merger does not occur.

Securities and Exchange Commission

November 5, 2012

Explain why you would need 46 million shares for financing since you have issued less than four million to date and explain why 21.5 million authorized but unissued shares are not adequate for future financing needs.

Response: The response in the Questions and Answers concerning the Authorized Share Amendment commencing on page 4 has been substantially expanded to include a description of why WashingtonFirst’s board of directors believes it is necessary to increase the authorized capital stock to 50 million common shares. The new disclosure describes the significant changes to WashingtonFirst resulting from the Alliance transaction, including the substantial increase in asset size, becoming a public reporting company and the inability to predict the size and types of opportunities that may be presented in the future. In addition, the new disclosure notes the substantial time delays and costs associated with effecting seriatim amendments to the company’s articles of incorporation and the risk of lost opportunities as a result. Additional disclosures to the same effect have been added under the caption “WashingtonFirst – Other Purposes – Authorized Share Amendment” on pages 143-144.

Disclose the estimated current value of the 21.5 million unissued shares and the value of 46.5 million unissued shares.

Response: The response in the Questions and Answers concerning the Authorized Share Amendment commencing on page 4 has been revised to include a statement of the estimated current value of the 21.5 million and 46.5 million unissued shares, based on assumptions stated in the disclosure. In order to avoid misleading shareholders of both companies, the new disclosure states clearly that these values are provided for reference only and that no assurance may be given that such values may be realized at any time.

4.	We note your response to comment 7. Please revise the second question on page 4 relating to the Non-Voting Common Stock Amendment as follows:

•	as we requested, disclose the dilutive effects of the issuance of all 10 million non-voting shares that you seek to authorize on current shareholders; and

Response: The response to the Questions and Answers concerning the Non-Voting Common Stock Amendment has been revised on page 5 to include the statement that if all of the 10 million shares of non-voting common stock for which authority has been requested were issued at one time, and assuming

Securities and Exchange Commission

November 5, 2012

all of such shares were immediately convertible into common stock on a share for share basis, upon the issuance and conversion of such shares current shareholders of WashingtonFirst would experience voting dilution of approximately 74%, assuming the merger does not occur.

•

explain the “regulatory requirements” to which you refer to on the fourth line and how the non-voting shares are necessary to “ensure” that you meet these requirements and how these requirements would be satisfied if they are converted into common stock; and

Response: The response in the Questions and Answers concerning the Non-Voting Common Stock Amendment commencing on page 5 has been expanded to reflect that the “regulatory requirements” referred to are the capital adequacy requirements of the Federal Reserve Board and the FDIC applicable to WashingtonFirst after the merger, as these requirements may be applied by those agencies in the current regulatory environment. In addition, a new paragraph has been added that describes how the ownership of more than 9.9% of any class of voting securities of WashingtonFirst could result in the holder being considered a “bank holding company” for bank regulatory purposes, and how the use of non-voting securities structured in accordance with bank regulatory guidance permits WashingtonFirst to increase the amount of shares sold to an institutional investor without causing the purchaser to be considered a bank holding company. Finally, a statement has been added to the third paragraph of the Questions and Answers concerning the Non-Voting Common Stock Amendment on page 5 describing the reasons that conversion of the shares of non-voting common stock will have no effect on the regulatory capital requirements.

•	disclose the terms of the conversion feature you intend to include in your sale of non-voting stock in connection with the merger.

Response: The response in the Questions and Answers concerning the Non-Voting Common Stock Amendment commencing on page 5 has been substantially expanded to include a detailed description of the limited conversion rights of the non-voting common stock, series A. The initial purchasers of the non-voting common stock may not convert the non-voting common stock into shares into common stock; only transferees of such shares in transfers made in accordance with the terms of the non-voting preferred stock, may do so.

Securities and Exchange Commission

November 5, 2012

Additional disclosures regarding the conversion rights of the non-voting common stock, series A to the same effect have been added under the caption “WashingtonFirst Other Proposals – Non-Voting Common Stock Amendment” on
pages 144-146.

5.	We note your response to comment 8. Please summarize in the summary section the material terms of the 2010 Equity Compensation Plan for which you seek shareholder approval.

Response: Please see the disclosures contained in the Summary under the caption “Approval of the WashingtonFirst 2010 Equity Compensation Plan, as Amended” on page 28 containing a summary of the material terms of the 2010 Plan.

The Companies, page 11

6.	We note your response to comment 9. Please delete your claim that Alliance is “in substantial compliance with the MOU” since it is not in compliance with the capital requirements which are material and disclose the differences between the capital requirements under the MOU and Alliance’s current levels of capital.

Response: Please see pages 15, 32, 52 and 227, which have been revised to delete the claim that Alliance is in substantial compliance with the MOU. Disclosure has also been added on pages 15, 32, 52 and 227 (i) describing the current status of the MOU, (ii) disclosing that “Alliance estimates that it would need $7.5 million to $10 million in new capital to be compliant with applicable capital adequacy rules” and (iii) advising that the Federal Reserve Board has stated that, upon completion of the merger, the MOU will be considered terminated.

Please be advised that the capital adequacy rules applicable to Alliance Bank, and all state-chartered Federal Reserve member banks, under Federal Reserve Board Regulation H (12 CFR Part 208) require maintenance of capital that is adequate for a given financial institution’s current risk profile. Risk profiles are dynamic. Given this, it is the policy of federal banking regulators not to specify or confirm that a given capital level will be “adequate” at a future point in time. As a result, federal banking regulators have not, and Alliance cannot, identify a specific dollar amount of capital required under the MOU. Federal banking regulators have, however, informally advised Alliance that Alliance’s estimate of $7.5 to $10.0 million is reasonable.

Securities and Exchange Commission

November 5, 2012

Reasons for the Merger, page 16

7.	We note your response to comment 12. As we requested, quantify the estimated cost savings which you state you have calculated from systems, professionals and consultants.

Response: Please see the Summary under the caption “Reasons for the Merger” commencing on page 18, which has been revised to include WashingtonFirst’s estimate that $1.4 million in cost savings will result from economies of scale in core processing systems, third party professional service firms and consultants, exclusive of one-time costs and expenses.

Alliance Board Recommendations to Alliance Shareholders, page 17

8.	We note your response to comment 13. Please revise the section, consistent with Item 503(a) and Rule 14a-9(a), to explain in detail what changed in the last year to warrant the Board to now recommend that shareholders accept Washington First’s bid of $4.77 to $5.30 per share when in 2011 the Board recommended that shareholders accept Eagle Bank’s bid of $6.11 per share. Please provide more detailed analysis of these issues on page 57.

Response: Please see the Summary under the caption “Recommendations to Shareholders – Alliance Board Recommendations to Alliance Shareholders” commencing on page 19, and the section “The Merger Transaction – Reasons for the Merger and Recommendations of the Boards of Directors – Alliance’s Reasons for the Merger and Recommendations of the Board of Directors” commencing on page 62, each of which have been revised to reflect the staff’s comment above. Specifically, the disclosure has been revised to discuss the following changes that occurred in the last year: (i) ongoing developments regarding Alliance that continued to strengthen the underlying rationale of Alliance for a sale and (ii) changes in the overall structure and terms of the offers actually available, after extensive analysis and market exploration, when the Alliance board acted on the Eagle and WashingtonFirst offers, respectively. In addition, disclosure of the percentage of book value per share presented by the per share bid prices has been included to provide further comparative insight into the relative value of each transaction.

Securities and Exchange Commission

November 5, 2012

WashingtonFirst’s Capital Raising, page 22

9.	We note your response to comment 10. As we requested, revise the disclosure on to disclose the price per share.

Response: As discussed with the staff, participants in WashingtonFirst’s capital raising activities have agreed to purchase fixed dollar amounts of stock, with the number of shares and the price per share of the stock to be determined after closing the merger. The price per share will be equal to the unaudited tangible book value per share of WashingtonFirst as of the month-end immediately preceding the month in which the merger is consummated, adjusted to give effect to the merger but without taking into account certain expenses in the offerings to the investors. The number of shares will be the quotient obtained by dividing the fixed dollar amount which the investor has agreed to invest by the price per share determined as described above. Accordingly, it is not possible to provide prior to the closing of the merger the number of shares and price per share in the capital raising transactions.

As discussed with the staff, however, the description of WashingtonFirst’s capital raising transactions commencing on page 26 has been revised to include a statement of the aggregate amount of proceeds expected to be received from the capital raising activities. In addition, since it is not possible to provide the number of shares and price per share requested by the staff, a new paragraph has been added to this section, which contains a detailed description of how the price per share and number of shares to be sold in the capital raising transaction will be determined. It also includes a statement of what the number of shares and the price per share would be if such calculation were made as of October 31, 2012. This paragraph also clarifies that the shares to be issued to the participants in the capital raising transactions will be restricted securities, subject to the holding period and other requirements of Rule 144.

In addition, similar disclosure has been added in the joint letter to shareholders, and on pages 15-16 and 172 in response to this comment.

Disclose the range in the number of shares you may issue and the maximum dilutive effects.

Response: Under the terms of the agreements entered into with participants in WashingtonFirst’s capital raising transactions, the participants have agreed to purchase fixed dollar amounts of stock, with the number of shares and the price per share of the stock to be determined after closing of the merger. Based on this formula, it is not possible to calculate a range of shares, as the formula will yield a

Securities and Exchange Commission

November 5, 2012

specific number. In lieu of disclosing an anticipated range of shares, which would not be supported by the formula contained in the agreements, WashingtonFirst has included an estimate of the number of shares to be issued, and the price per share, if the calculation required by the various agreements was made as of October 31, 2012. It is submitted that this provides shareholders of WashingtonFirst and Alliance the best estimate of the dilutive effects of WashingtonFirst’s capital raising activities.

Discuss any conversion features and any restrictions on resale

Response: Please see pages 5-6, which have been substantially revised to reflect the requested disclosures by advancing the existing disclosure on pages 144-146 into the summary. Additionally, we have noted that the shares issued in the Company’s capital raising activities will be restricted shares subject to the resale requirements of Rule 144, please see the additional disclosure in the joint letter to stockholders and page 16, which complements the existing disclosure on pages 26-27 and 173.

Some of the Directors and Officers of Alliance, page 20

10.	We note your response to comment 16. Please revise the last bullet point to disclose the aggregate amount of cash directors and executive officers will receive, and identify the three persons receiving the most cash and the amount each will receive.

Response: Please see pages 25 and 84-85, which have been revised to reflect the requested disclosures.

Risks Associated with the Merger, page 27

11.	Please add a risk factor addressing the risk of dilution of the value of the stock Alliance shareholders will receive if you sell more than $20 million of shares in the “capital raising transactions” for which you already have commitments of over $37 million.

Response: Please see the risk factor “The ownership of shareholders of WashingtonFirst and Alliance is subject to additional dilution if WashingtonFirst raises more than $23.3 million in its capital raising transactions,” commencing on page 34, which has been added in response to this comment.

Securities and Exchange Commission

November 5, 2012

12.	Please revise the first risk factor on page 34 relating to concentration of loans in real estate to disclose the effect of the merger on your concentration of loans in real estate. Address the geographic concentration of your loans in the Washington D.C area and the effect of the merger on this concentration.

Response: Please see the risk factor “WashingtonFirst’s loan portfolios have significant real estate concentration” on page 38. This risk factor has been revised to state that the loan portfolio of the combined business will be highly concentrated in real estate in the Washington, D. C. Metropolitan Area.

Unaudited Pro Form Consolidated Combined Financial Information

Notes to Unaudited Pro Forma Consolidated Combined Financial Data

Note 1 – Purchase Accounting Adjustments – Pro Forma Note 1(f), page 89

13.	We note your response to prior comment 21 to our letter dated September 10, 2012. Please provide us with more specific information, including persuasive evidence which details the specific Alliance income tax attributes reviewed as well as all the factors and assumptions considered which enabled the company to conclude that a deferred tax asset valuation allowance was not required in accordance with ASC 805-740-25-3.

Response. The Company has made assumptions in the pro forma financial statements on deferred tax assets and liabilities acquired in conjunction with the merger in accordance with ASC 805-740-25-3. The Company assessed the need for a valuation allowance by considering all available evidence, contemplated by ASC 740-10-30-17. The major components of Alliance’s net deferred tax assets, or DTAs, that were evaluated by the Company were Alliance’s allowance for loan losses, real estate owned and federal income tax net operating losses. Alliance had recorded a valuation allowance of $5.3 million based on its historical taxable income and projections of future taxable income, which were primarily dependent on Alliance’s core earnings capacity and its prospects to generate core earnings in the future. For Alliance, these were considered insufficient to overcome its pre-tax cumulative loss position. As of December 31, 2011, the following items comprised Alliance’s deferred tax attributes:

Amounts in ‘000s	Gross	Tax Effected
Deferred tax assets
Bad debt expense	5,392	1,833
Deferred rent	51	17
Deferred data processing costs	382	130
Non-accrual interest received	503	171
Other real estate owned (OREO)	3,423	1,164
Net operating loss carry forward (NOL) (1)	5,611	1,906
Direct stock expense	71	24
AMT credit carry forward	-	251
Fair value adjustment (2)	4,569	1,553

Deferred tax assets	20,002	7,049

Deferred tax liabilities
FAS91 loan fees	283	96
Net fixed assets	193	66
LTD accretion on municipals	71	24
FAS115 valuation	55	19

Deferred tax liabilities	602	205

Net deferred	19,400	6,844
Valuation allowance		(5,291)

Net deferred tax assets		1,553

(1)	Alliance’s NOLs stem from FY2009, FY2010 and FY2011.
(2)	Related to a FHLB advance that is accounted for on a fair value basis

Securities and Exchange Commission

November 5, 2012

Based on its analysis of these deferred tax attributes, the Company believes there is overwhelming positive evidence that the Company will be able to utilize 100% of these deferred tax attributes within 3-5 years and no deferred tax valuation allowance is necessary. The Company based its conclusion on the following analysis:

1.	Strong, growing earnings history

The Company’s cumulative earnings in recent years represent strong objective evidence of its ability to utilize Alliance’s DTAs. The Company has recorded cumulative profits since 2005. Its pre-tax income (GAAP) and taxable income for the calendar years ended:

Amounts in ‘000s	2008	2009	2010	2011	2012 (1)
Pre-Tax Income	326	1,063	2,411	4,401	3,651
Taxable Income	535	2,034	2,255	6,316	5,042

(1)	Reflects the Company without Alliance and with $1.9 million one-time M&A expenses. Excluding these one-time M&A expenses, pre-taxable and taxable income are estimated to have been $5,526,000 and $7,631,000 respectively.

2.	Strong projected earnings

On a prospective basis, the Company expects to continue to generate pre-tax GAAP and taxable income at levels sufficient to fully utilize the DTAs. As part of its analysis, the Company considered alternative earnings scenarios to stress to test its ability to utilize Alliance’s deferred tax attributes.

In developing its “most likely” scenario, the Company assumed the transaction closed December 31, 2012 and made the following key assumptions:

Amounts in ‘000s	2012	2013	2014	2015
Combined Assets	954,246	1,012,736	1,170,173	1,340,930
Loans	765,889	827,944	952,136	1,094,956
Deposits	763,434	824,448	968,115	1,105,332
Net Interest Margin (1)	4.20%	4.24%	4.17%	4.21%
Efficiency Ratio (1)	73.99%	64.31%	61.87%	57.39%

Local Peer Data (Assets = $500M to $1B)	Minimum	Average	Maximum
Net Interest Margin	3.19%	3.92%	5.19%
Efficiency Ratio	49.03%	68.18%	87.34%

(1)	Represents WFBI only as the acquisition is assumed to close December 31, 2012. Also includes $1.9 million in one-time M&A expenses. Excluding one-time M&A expenses, the 2012 efficiency ratio would have been 69.12%

Securities and Exchange Commission

November 5, 2012

Scenario A represents managements “most likely” scenario whereby the Company acquires Alliance and realizes expected costs savings and the combined company grows at 15% per year which is realistic and tangible given the Company’s track record, experience and strategic plan.

Scenario A

Amounts in ‘000s	2013	2014	2015
Pre-tax income (GAAP)	12,115	14,787	19,151

Taxable income (1)	13,722	16,748	21,691

Reversal of DTAs:
Bad debt expense	(1,078)	(1,078)	(1,078)
OREO	(1,369)	(1,369)	(685)
NOLs	(981)	(981)	(981)

Total DTA deductions	(3,428)	(3,428)	(2,744)

Net taxable income after DTA deductions	10,294	13,320	18,947

(1)	Based on an assumed ratio of pre -tax income to taxable income comparable to 2010 and 2011.

Scenario B is based on Scenario A and represents a negative scenario whereby the Company acquires Alliance but realizes no incremental earnings from Alliance. Even in this case, the projections show that the Company is fully able to utilize Alliance’s deferred tax attributes.

Scenario B

Amounts in ‘000s	2013	2014	2015
Pre-tax income (GAAP)	8,024	10,405	13,115

Taxable income (1)	9,088	11,785	14,855

Reversal of DTAs:
Bad debt expense	(1,078)	(1,078)	(1,078)
OREO	(1,369)	(1,369)	(685)
NOLs	(981)	(981)	(981)

Total DTA deductions	(3,428)	(3,428)	(2,744)

Net taxable income after DTA deductions	5,660	8,357	12,111

(1)	Based on an assumed ratio of pre -tax income to taxable income comparable to 2010 and 2011.

Securities and Exchange Commission

November 5, 2012

Scenario C is based on Scenario A and represents a strong negative scenario whereby the Company acquires Alliance but realizes no incremental earnings from Alliance, $1 million in M&A costs and expense overruns, and a 25% write down of the acquired Alliance loans risk rated 7, 8 and 9. The Company views this scenario as highly unlikely.

Scenario C

Amounts in ‘000s	2013	2014	2015
Pre-tax income (GAAP)	3,181	6,373	12,738

Taxable income (1)	3,603	7,219	14,427

Reversal of DTAs:
Bad debt expense	(1,078)	(1,078)	(1,078)
OREO	(1,369)	(1,369)	(685)
NOLs	(981)	(981)	(981)

Total DTA deductions	(3,428)	(3,428)	(2,744)

Net taxable income after DTA deductions	175	3,791	11,683

(1)	Based on an assumed ratio of pre-tax income to taxable income comparable to 2010 and 2011.

3.	Deferred tax attributes limitations and utilization rate assumptions

Of Alliance’s deferred tax attributes, only the NOL component would be subject to a limitation under IRC Section 382. The Company believes that it is more likely than not the bad debt expense deferred tax attributes will be utilized based on the average life of Alliance’s loans – 5 years. Similarly, the Company expects to utilize the OREO deferred tax attributes within 2.5 years based on the history of both companies and industry experience. The Company also considered possible limitations on the use of the DTA’s, such as any imposed by Section 382. The Company estimates the Section 382 limitation to be $981,000 per year. Based on this limitation, the age of the NOL components and the Company’s earnings projections, management believes it is more likely than not that this component of the deferred tax attributes will be fully utilized prior to this component expiring as per Section 382.

4.	Proven track record of meeting operational budgets

Management of the Company has a track record of accuracy and reasonableness in its operational budgets. The following is a summary of actual versus budgeted financial performance:

Securities and Exchange Commission

November 5, 2012

Amounts in ‘000s	2010		2011		2012 (1)
	Actual	Budget	Actual	Budget	Actual	Budget
Net interest income	14,442	14,627	19,377	18,633	10,818	10,650
Fee income	938	529	1,159	902	723	547
Overhead expense	11,272	12,155	13,834	14,200	7,156	7,686
Provision expense	1,697	925	2,301	1,065	2,071	1,161
Pre-tax income	2,411	2,076	4,401	4,270	2,314	2,350

Loans	329,760	350,397	419,937	396,234	444,567	455,312
Deposits	353,818	353,864	479,002	412,913	444,314	462,499

(1)	Year-to-date as of June 30, 2012, excluding one-time M&A expenses

5.	Credit trends and differences between Alliance and the Company

Although Alliance and the Company operate in the same general market, the two companies have different credit philosophies and (as a result) different credit profiles. The following is a comparison of the two companies:

Amounts in ‘000s	Company			Alliance
	06/30/2012	12/31/2011	06/30/2011	06/30/2012	12/31/2011	06/30/2011
TDRs	2,416	3,226	3,087	900	956	749
+90 days past due	-	-	-	-	-	408
Non-accrual	5,677	3,078	2,562	10,535	13,264	10,521
OREO	1,533	683	1,720	4,031	3,748	4,312

Total NPAs	9,626	6,987	7,369	15,466	17,968	15,990

NPAs / Assets	1.68%	1.25%	1.37%	3.05%	3.55%	2.98%

Loans RR8/9	9,881	8,151	5,403	19,259	21,738	22,284
% of Loans	2.22%	1.94%	1.45%	6.56%	7.08%	6.93%

Much of Alliance’s credit troubles stem from AD&C loans outside its core market area. Many of these loans were made prior to the credit crisis of 2007/08. Since that time, Alliance’s credit culture has changed with new leadership. More recently, Alliance’s loan growth has slowed considerable versus prior experience. This is primarily due to (1) credit problems stemming from the credit crisis of 2007/08, (2) the Bank’s tumultuous recent history with announced mergers, and (3) the departure of various loan officers, which handicapped Alliance’s ability to generate new loans. The Company believes that it will be able to overcome these impediments to loan generation. First, the Company has a successful track record of acquisitions and assimilating corporate cultures and rebranding the target bank’s credit culture to the Company’s. Second, the Company has a track record of acquiring experienced lenders with established customer loyalty with which the Company and regenerate Alliance’s diminished lending capabilities. Third, the Company has momentum in the market with which it can generate new business and develop synergies.

From an earnings perspective, Alliance’s net interest margin has contracted primarily due to excess balance sheet liquidity. This is due to an excessive volume of brokered CDs and FHLB advances. Upon completion of the acquisition, the Company expects that it will pay down FHLB advances and allow brokered CDs to run off so to reduce the size of the company and emphasize its retail balance sheet.

Securities and Exchange Commission

November 5, 2012

Based on its analysis, the Company concluded it will be able to fully realize the acquired DTA’s and that no deferred tax valuation allowance is necessary.

Notes to the Consolidated Financial Statements

Note 3 – Investment Securities, page F-13

14.	We note your responses to prior comment 27 in our letter dated September 10, 2012. Please revise to disclose the specific detailed processes and information utilized in performing your other than temporary impairment analysis on the Trapeza CDO investment at each reporting period. You should also include the following information in addition to the carrying and fair values and the related unrealized gain/loss:

•	The number of performing and nonperforming issuers;
•	Disclosure of actual deferrals/defaults as a percentage of the original collateral of the entire security;
•	Disclosure of expected deferrals and defaults as a percentage of the remaining performing collateral of the entire security;
•	Subordination level at the tranche held by the registrant as of percentage of the remaining performing collateral of the entire security; and
•	External credit ratings.

Response: The contents of note 3 of the notes to WashingtonFirst’s audited financial statements has been substantially expanded to include the disclosure requested by the staff commencing on page F-15. In addition, comparable changes have been made to note 3 of the notes to WashingtonFirst’s unaudited financial statements commencing on page F-44. The new disclosure includes a description of the specific detailed processes and information utilized by WashingtonFirst Bank in performing its OTTI analysis of the Trapeza CDO, includes the amounts of the carrying and fair values and related realized/unrealized gain related to that investment and includes a tabular presentation of the specific information requested by the staff.

Securities and Exchange Commission

November 5, 2012

We appreciate the courtesy of the staff in discussing certain of our proposed responses prior to filing. If the staff has additional questions, please contact me at (713) 221-1301.

Very truly yours,

Bracewell & Giuliani LLP

/s/ John R. Brantley

John R. Brantley